Rennert Vogel Mandler & Rodriguez, P.A.
(305) 577-4162
cmenard@rvmrlaw.com

August 9, 2012

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:  Mara L. Ransom, Assistant Director

Re:    Multi Soft II, Inc.
Registration Statement on Form 10
File No. 000-15976

Dear Ms. Ransom:

Reference is made to that certain Registration Statement on Form 10 filed with the Securities and Exchange Commission (the “Commission”), by our client Multi Soft II, Inc. (the “Company”), on June 18, 2012 (the “Registration Statement”).

This letter has been prepared in response to comments received from the staff of the Commission (the “Staff”) by letter dated July 17, 2012 with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

General

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

(i)	Describe how and when a company may lose emerging growth company status;

(ii)
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

(iii)	State your election under Section 107(b) of the Act:

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◦
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

◦
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not qualify as an “emerging growth company” as defined in the Act. It is the Company's understanding that pursuant to Section 101(d) of the Act, an issuer does not qualify as an “emerging growth company” if the first sale of the issuer’s common equity securities pursuant to an effective registration statement under the Securities Act occurred on or before December 8, 2011. As disclosed in Item 1 of the Registration Statement, the Company's first sale of common equity securities occurred in 1986 in an exchange offering pursuant to a Registration Statement on Form S-1 (SEC File No. 33-3133) declared effective by the Securities and Exchange Commission (SEC) on July 14, 1986 (the "S-1"). Please note that the Company has also revised page 1 of the Registration Statement to include additional detail regarding the above described exchange offering.

As a result, the Company does not qualify as an “emerging growth company” under the Act and does not believe that it is necessary to amend its Registration Statement to include disclosure regarding the Act.

2.
We note the existence of other blank check companies—for example, Multi Solutions II, Inc.—with which your directors and officers are affiliated. Please disclose the names of each of these blank check companies. Please also describe how conflicts of interest between these companies, including the manner in which your directors and officers will determine to which company to present business opportunities, will be resolved.

Response: The Company acknowledges the Staff’s comment and that the officers and directors of the Company hold the same positions with another blank check company, Multi Solutions II, Inc. In order to minimize potential conflicts of interest which may arise from these two corporate affiliations, each of the officers and directors of the Company has entered into an agreement with the Company and Multi Solutions II, Inc. whereby each officer and director has agreed that the Company shall not analyze or consider any possible business combination opportunities until Multi Solutions II, Inc. has agreed to consummate a business combination. In light of this, the Company has revised the disclosure on pages 4 and 10 of the Registration Statement, and has included as Exhibit 10.2 that certain Agreement Regarding Conflicts of Interest dated August 8, 2012 among the Company, Multi Soft II, Inc., J. Bryant Kirkland III, Deborah Fasanelli, Robert Frome and Robert Lundgren.

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Risk Factors, page 7

3.
Please add a risk factor disclosing that, as a blank check company, any offering by you must comply with Rule 419 of the Securities Act and explaining the impact of the application of Rule 419 to an offering.

Response: In response to this comment, the Company has revised the Registration Statement to add a risk factor regarding Rule 419. See page 11 of the Registration Statement.

Our Directors Have the Right, page 10

4.	We note your statement that the “issuance of preferred stock would adversely affect the rights of the holders of common stock.” Please revise to explain how and why this is the case.

Response: In response to this comment, the Company has revised the disclosure contained in the Registration Statement regarding the issuance of preferred stock. See page 11 of the Registration Statement.

Security Ownership of Certain Beneficial Owners and Management, page 18

5.	In the table on page 19, you indicate that Messrs. Lampen, Kirkland and Frome own in the aggregate 65.9% of your outstanding stock. Please tell us why this is the case.

Response: In response to this comment, the Company has revised the Registration Statement to correctly reflect in the beneficial ownership table that the Company's directors and officers own in the aggregate 12.2% of the Company's outstanding stock. See page 22 of the Registration Statement.

Directors, Executive Officers, page 19
Involvement in Certain Legal Proceedings, page 20

6.	We note your disclosure that certain legal events have not occurred during the past five years. Please expand this disclosure to include the past ten years. Please see Item 401(f) of Regulation S-K.

Response: In response to this comment, the Company has revised the Registration Statement to expand this disclosure to include the past ten years. See page 24 of the Registration Statement.

Market Price of and Dividends on…, page 22
Market Information, page 22

(Mis-numbered)
2. We note that you and the company Multi Soft II, Inc. both claim in your registration statements that your stock was quoted on the OTC Bulletin Board under the symbol MULT.PK. This disclosure appears to imply that you and Multi Solutions II were at one time a single entity. However, we note your disclosure

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in the first paragraph on page 1 of your registration statement that Multi Soft II was a subsidiary of Multi Solutions II. Please revise your disclosure here and, as needed, throughout your registration statement to clarify your relationship with Multi Solutions II at the time that either of your stock was quoted on the OTC Bulletin Board and to clarify whose stock was quoted on the OTC Bulletin Board.

Response: In response to this comment, the Company has revised the Registration Statement. to correctly state that its common stock was quoted on the OTC Bulletin Board under the symbol MSOFT.PK, not MULT.PK. Accordingly, we have revised page 26 of the Registration Statement.

Recent Sales of Unregistered Securities, page 23

7.
We note that you have not provided disclosure pursuant to Item 701 of Regulation S-K; however, it appears that you issued common stock to Vector Group Ltd. in the past three years upon its conversion of debentures, and that you issued common stock in connection with your 2011 merger. Please advise or revise.

Response: In response to this comment, the Company has revised the Registration Statement to include an accurate list of sales of unregistered securities during the past three years. See page 27 of the Registration Statement.

Changes in and Disagreements with Accountants…, page 25

8.
We note your disclosure in the fifth paragraph on page 1 that Moore & Associates resigned on August 7, 2009. As such, it appears that you should provide the disclosures required by Item 304 of Regulation S-K in regard to the resignation of Moore & Associates. Please provide the disclosures required by Item 304 of Regulation S-K or tell us why such disclosures are not applicable. In any event, please disclose whether the decision to engage Marcum, LLP was recommended or approved by any audit or similar committee, or the board of directors, if you have no such committee. Refer to paragraph (a)(iii) of Item 304 of Regulation S-K.

Response: In response to this comment, the Company has revised the Registration Statement to remove the disclosure that incorrectly included a reference to Moore & Associates. During the Company's two most recent fiscal years and subsequent interim periods, no independent accountant of the Company has resigned, indicated it has declined to stand for re-election after the completion of the current audit, or was dismissed. Management believes from that from January 31, 2002 through July 1, 2011 the Company did not have an independent registered public accounting firm.

The Company has revised the Registration Statement to include disclosure regarding the Company's board of directors' decision to retain Marcum LLP. See page 30 of the Registration Statement.

Financial Statements and Exhibits, page 25
General

9.	We note that you did not provide cumulative amounts from inception of the development stage in the

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statements of operations and cash flows and other disclosures required by development stage entities. Please tell us why the disclosures required by ASC 915 are not applicable to your facts and circumstances or provide the cumulative amounts and other disclosures required by ASC 915.

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that it is not currently a development stage entity under the guidance outlined in the FASB Topic 915, Development Stage Entity ("ASC 915") because it has not yet commenced operations which constitute “establishing a business” as defined in ASC 810. The Company is currently solely engaged in organizational activities related to its corporate structure and causing its shares of Common Stock to become publicly tradable (including the filing of the Registration Statement) and has not yet engaged in identifying potential merger or acquisition candidates. The Company intends to commence its investigation for potential merger or acquisition candidates upon the effectiveness of the Registration Statement. Accordingly, the Company acknowledges that upon the Company's commencement of its business operations (which it currently contemplates will occur upon the effectiveness of the Registration Statement), it will be a Development Stage Entity as referred to in ASC 915 and will report accordingly.

Exhibits, page 30

10.	Please file as an exhibit the articles of merger described in the registration statement. See Item 601(b)(2) of Regulation S-K.

Response: In response to this comment, the Company has revised the Registration Statement to include the articles of merger as an exhibit.

Note 1. Summary of Significant Accounting Policies and Organization, page F-6
(D) Loss Per Share, page F-6

11.	It appears that certain disclosure is omitted from the last sentence. Please revise or advise.

Response:
In response to this comment, the Company has revised Note 1 on page F-6 of the Registration Statement to include the omitted disclosure.

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The Company, in connection with the Staff’s review of the above referenced filing and its responses to Staff comments, hereby acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its respective filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the

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Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to Claire P. Menard at (305) 577-4162.

Sincerely,

/s/ Claire P. Menard

RENNERT VOGEL MANDLER & RODRIGUEZ, P.A.

cc:    J. Bryant Kirkland III, Multi Soft II, Inc.
Ilyssa Blum, Marcum LLP